

March 20, 2013

<u>Via E-mail</u>
A.J. Boisdrenghien
Chief Executive Officer and President
Franchise Holdings International, Inc.
5910 South University Boulevard, C-18, Unit 165
Littleton, CO 80121

> **Re:** **Franchise Holdings International, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed December 28, 2012**
> **File No. 0-27631**

Dear Mr. Boisdrenghien:

We issued comments to you on the above captioned filing on March 5, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 3, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3344 if you have any questions.

Sincerely,

William H. Thompson

William H. Thompson
Accounting Branch Chief